FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



                              Joy Global Inc.
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            (Exact name of Registrant as specified in its charter)

      Delaware                                              39-1566457
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(State of incorporation or organization                           (IRS
Employer I.D. No.)

                    100 E. Wisconsin Avenue, Suite 2780, Milwaukee, WI  53202
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                   (Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class                  Name of each exchange on which
           to be so registered                  each class is to be registered
           -------------------                  ------------------------------

                   None                                      None


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:


                              Preferred Stock Purchase Rights
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Item 1.           Description of Securities to be Registered.
                  ------------------------------------------

On July 15, 2002, the board of directors of our Company, Joy Global Inc., a Delaware corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share. The dividend is payable on August 5, 2002 to the stockholders of record on August 5, 2002.

For those interested in the specific terms of the Rights Agreement as made between our Company and American Stock Transfer & Trust Company, a New York corporation, as rights agent, on July 16, 2002 (the "Rights Agreement"), we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from our Company.

The Rights. Our board of directors authorized the issuance of a Right with respect to each outstanding share of common stock on July 15, 2002. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after August 5, 2002 until the distribution date described below.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("preferred share") for $100, once the Rights become exercisable. This portion of a preferred share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by our board of directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Our board of directors may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $100, purchase shares of our common stock with a market value of $200, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $100, purchase shares of the acquiring corporation with a market value of $200 based on the market price of the acquiring corporation's stock, prior to such merger.

Preferred Share Provisions.

Each one one-hundredth of a preferred share, if issued:

o  will not be redeemable.

o will entitle holders to quarterly dividend payments of $.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1 or an amount equal to the payment made on one share of common stock, whichever is greater.

o  will have the same voting power as one share of common stock.

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a preferred share should approximate the value of one share of common stock.

Expiration.  The Rights will expire on August 5, 2012.

Redemption. Our board of directors may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If our board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or pay stock dividends on our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our board of directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our board of directors may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred shares or common stock. No adjustments to the exercise price of less than 1% will be made.

Amendments. The terms of the share purchase rights plan may be amended by our board of directors without the consent of the holders of the Rights. However, our board may not amend the share purchase rights plan to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our board may not amend the agreement in a way that adversely affects holders of the Rights.


Item 2.           Exhibits

      3.1   Amended and Restated Certificate of Incorporation of Joy Global
            Inc. (incorporated by reference to Exhibit 3.1 to Current Report of Joy Global Inc. on Form 8-K dated July 12, 2001, File No. 01-9299).
      3.2   Amended and Restated Bylaws of Joy Global Inc., as amended
            January 15, 2002 (incorporated by reference to Exhibit 3(b) to Annual Report of Joy Global Inc. on Form 10-K for the fiscal year ending October 31, 2001).
      4.1 Rights Agreement, dated as of July 16, 2002 between the Company and American Stock Transfer & Trust Company, a New York corporation, as rights agent, including the Form of Certificate of Designations, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B, and C, respectively.





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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date: July 17, 2002                       JOY GLOBAL INC.


                                    By:  /s/ Eric B. Fondstad
                                         ------------------------
                                         Eric B. Fondstad
                                         Secretary and Associate General Counsel




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                                  EXHIBIT INDEX

      3.1   Amended and Restated Certificate of Incorporation of Joy Global
            Inc. (incorporated by reference to Exhibit 3.1 to Current Report of Joy Global Inc. on Form 8-K dated July 12, 2001, File No. 01-9299).
      3.2   Amended and Restated Bylaws of Joy Global Inc., as amended
            January 15, 2002 (incorporated by reference to Exhibit 3(b) to Annual Report of Joy Global Inc. on Form 10-K for the fiscal year ending October 31, 2001).
      4.1 Rights Agreement, dated as of July 16, 2002 between the Company and American Stock Transfer & Trust Company, a New York corporation, as rights agent, including the Form of Certificate of Designations, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B, and C, respectively.